

Mail Stop 3720

July 31, 2008

<u>Via U.S. Mail</u>

Mr. Thomas L. Schilling
Chief Financial Officer
USA Mobility, Inc.
6677 Richmond Highway
Alexandria, VA 22306

> **RE:** **USA Mobility, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 001-32358**

Dear Mr. Schilling:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2007

Financial Statements and Notes
3. Long-Lived Assets
Asset Retirement Obligations, page F-16

1.   Refer to the second paragraph. We note your disclosure that "[t]he reduction to depreciation expense in 2007 is due to the adjustment of the asset retirement costs made in 2004." Please tell us, in more detail, the nature of the adjustment, the period(s) affected, and the adjustment amounts. Tell us where you have reflected the adjustment in the rollforward schedule on page F-17 and explain to us your accounting in detail. If material, discuss in MD&A the impact of the adjustment on your current and future results of operations.

                                        *   *   *   *

        Please respond to the above comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director